NORTHERN ABITIBI MINING CORP.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

03007211

SUPPL

February 26, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4749**

Please find enclosed 3 copies of our First Quarter Interim Financials for the period ended December 31, 2002.

Yours truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

BARBARA O'NEILL
SECRETARY

cc. 1.0018

Enclosures

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

NORTHERN ABITIBI MINING CORP.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		December 31, 2002		September 30, 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	**152,196**	$	176,628
Accounts receivable		**13,039**		10,765
		165,235		187,393
INVESTMENTS AND OTHER ASSETS		**6,241**		10,942
MINERAL PROPERTIES schedule		**2,722,572**		2,715,944
	$	**2,894,048**	$	2,914,279
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**11,517**	$	5,805
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 2				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
27,880,028 common shares (Sept,2002 - 27,880,028)		**8,578,170**		8,578,170
CONTRIBUTED SURPLUS		**104,206**		104,206
DEFICIT		**(5,799,845)**		(5,773,902)
		2,882,531		2,908,474
	$	**2,894,048**	$	2,914,279

Approved on behalf of the Board

"James Devonshire" James Devonshire, Director

"Jean Pierre Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest and other	$ **413**	$ 3,862
EXPENSES		
General and administrative	**23,066**	20,650
Professional fees	**5,174**	5,650
Stock exchange and transfer agent	**1,509**	1,321
	29,749	27,621
LOSS BEFORE THE UNDERNOTED	**(29,336)**	(23,759)
Gain on sale of investments	**3,393**	-
NET LOSS	**(25,943)**	(23,759)
DEFICIT, beginning of period	**(5,773,902)**	(5,662,744)
DEFICIT, end of period	$ **(5,799,845)**	$ (5,686,503)
LOSS PER SHARE basic and diluted	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE SHARES basic and diluted	**27,880,028**	27,755,028

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,		2002		2001
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest and other income received	$	**413**	$	3,862
Cash operating expenses		**(19,531)**		(26,030)
		(19,118)		(22,168)
INVESTING ACTIVITIES				
Mineral property additions		**(13,407)**		(55,442)
Proceeds on sale of investments		**8,093**		-
		(5,314)		(55,442)
DECREASE IN CASH AND CASH EQUIVALENTS		**(24,432)**		(77,610)
CASH AND CASH EQUIVALENTS:				
beginning of period		**176,628**		622,916
end of period	$	**152,196**	$	545,306

Supplementary Information:
No cash was expended on interest or taxes during the periods ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

		Labrador	Quebec			Nunavut
2002	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2002	$ 2,367,589	$ 1,952,994	$ 80,893	$ 14,716	$ 60,422	$ 258,564
Geological consulting	5,276	-	500	-	1,576	3,200
Balance December 31, 2002	2,372,865	1,952,994	81,393	14,716	61,998	261,764
Property acquisition costs:						
Balance September 30, 2002	348,355	150,126	142,078	460	3,920	51,771
Costs incurred	1,352	-	-	-	1,352	-
Balance December 31, 2002	349,707	150,126	142,078	460	5,272	51,771
Total mineral properties December 31, 2002	$ 2,722,572	$ 2,103,120	$ 223,471	$ 15,176	$ 67,270	$ 313,535

		Labrador	Quebec			Nunavut
2001	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2001	$ 2,074,112	$ 1,946,355	$ 87,243	$ 18,541	$ 21,973	$ -
Geological consulting	16,550	150	-	225	16,175	-
Project field costs and miscellaneous	3,248	1,562	-	1,700	(664)	650
Balance December 31, 2001	2,093,910	1,948,067	87,243	20,466	37,484	650
Property acquisition costs:						
Balance September 30, 2001	292,954	150,126	141,968	460	400	-
Costs incurred	35,430	-	-	-	1,320	34,110
Balance December 31, 2001	328,384	150,126	141,968	460	1,720	34,110
Total mineral properties December 31, 2001	$ 2,422,294	$ 2,098,193	$ 229,211	$ 20,926	$ 39,204	$ 34,760

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Interim financial statements
These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation
Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Capital Stock

a) Issued
There were no changes to issued and outstanding common shares during the three months ended December 31, 2002.

b) Stock options and warrants
There were no warrants outstanding at December 31, 2002 or September 30, 2002.

No stock options were granted, exercised or cancelled during the three months ended December 31, 2002.

The following summarizes stock options outstanding at December 31, 2002:

Expiry date	Number of options	Exercise price
April 10, 2006	1,410,000	$0.10
January 6, 2004	250,000	$0.10
May 15, 2007	545,000	$0.12
Total	**2,205,000**	

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

NORTHERN ABITIBI MINING CORP.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		December 31, 2002		September 30, 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	**152,196**	$	176,628
Accounts receivable		**13,039**		10,765
		165,235		187,393
INVESTMENTS AND OTHER ASSETS		**6,241**		10,942
MINERAL PROPERTIES schedule		**2,722,572**		2,715,944
	$	**2,894,048**	$	2,914,279
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**11,517**	$	5,805
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 2				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
27,880,028 common shares (Sept,2002 - 27,880,028)		**8,578,170**		8,578,170
CONTRIBUTED SURPLUS		**104,206**		104,206
DEFICIT		**(5,799,845)**		(5,773,902)
		2,882,531		2,908,474
	$	**2,894,048**	$	2,914,279

Approved on behalf of the Board

"James Devonshire" James Devonshire, Director

"Jean Pierre Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest and other	$ 413	$ 3,862
EXPENSES		
General and administrative	23,066	20,650
Professional fees	5,174	5,650
Stock exchange and transfer agent	1,509	1,321
	29,749	27,621
LOSS BEFORE THE UNDERNOTED	(29,336)	(23,759)
Gain on sale of investments	3,393	-
NET LOSS	(25,943)	(23,759)
DEFICIT, beginning of period	(5,773,902)	(5,662,744)
DEFICIT, end of period	$ (5,799,845)	$ (5,686,503)
LOSS PER SHARE		
basic and diluted	$ (0.00)	$ (0.00)
WEIGHTED AVERAGE SHARES		
basic and diluted	27,880,028	27,755,028

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
Increase (decrease) in cash and cash equivalents:		
OPERATING ACTIVITIES		
Interest and other income received	$ 413	$ 3,862
Cash operating expenses	(19,531)	(26,030)
	(19,118)	(22,168)
INVESTING ACTIVITIES		
Mineral property additions	(13,407)	(55,442)
Proceeds on sale of investments	8,093	-
	(5,314)	(55,442)
DECREASE IN CASH AND CASH EQUIVALENTS	(24,432)	(77,610)
CASH AND CASH EQUIVALENTS:		
beginning of period	176,628	622,916
end of period	$ 152,196	$ 545,306

Supplementary Information:

No cash was expended on interest or taxes during the periods ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMER 31, 2001

		Labrador	Quebec			Nunavut
2002	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2002	$ 2,367,589	$ 1,952,994	$ 80,893	$ 14,716	$ 60,422	$ 258,564
Geological consulting	5,276	-	500	-	1,576	3,200
Balance December 31, 2002	2,372,865	1,952,994	81,393	14,716	61,998	261,764
Property acquisition costs:						
Balance September 30, 2002	348,355	150,126	142,078	460	3,920	51,771
Costs incurred	1,352	-	-	-	1,352	-
Balance December 31, 2002	349,707	150,126	142,078	460	5,272	51,771
Total mineral properties December 31, 2002	$ 2,722,572	$ 2,103,120	$ 223,471	$ 15,176	$ 67,270	$ 313,535

		Labrador	Quebec			Nunavut
2001	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2001	$ 2,074,112	$ 1,946,355	$ 87,243	$ 18,541	$ 21,973	$ -
Geological consulting	16,550	150	-	225	16,175	-
Project field costs and miscellaneous	3,248	1,562	-	1,700	(664)	650
Balance December 31, 2001	2,093,910	1,948,067	87,243	20,466	37,484	650
Property acquisition costs:						
Balance September 30, 2001	292,954	150,126	141,968	460	400	-
Costs incurred	35,430	-	-	-	1,320	34,110
Balance December 31, 2001	328,384	150,126	141,968	460	1,720	34,110
Total mineral properties December 31, 2001	$ 2,422,294	$ 2,098,193	$ 229,211	$ 20,926	$ 39,204	$ 34,760

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Interim financial statements
These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation
Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Capital Stock

a) Issued
There were no changes to issued and outstanding common shares during the three months ended December 31, 2002.

b) Stock options and warrants
There were no warrants outstanding at December 31, 2002 or September 30, 2002.

No stock options were granted, exercised or cancelled during the three months ended December 31, 2002.

The following summarizes stock options outstanding at December 31, 2002:

Expiry date	Number of options	Exercise price
April 10, 2006	1,410,000	$0.10
January 6, 2004	250,000	$0.10
May 15, 2007	545,000	$0.12
Total	2,205,000	

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

NORTHERN ABITIBI MINING CORP.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		December 31, 2002		September 30, 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	**152,196**	$	176,628
Accounts receivable		**13,039**		10,765
		165,235		187,393
INVESTMENTS AND OTHER ASSETS		**6,241**		10,942
MINERAL PROPERTIES schedule		**2,722,572**		2,715,944
	$	**2,894,048**	$	2,914,279
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**11,517**	$	5,805
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 2				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
27,880,028 common shares (Sept,2002 - 27,880,028)		**8,578,170**		8,578,170
CONTRIBUTED SURPLUS		**104,206**		104,206
DEFICIT		**(5,799,845)**		(5,773,902)
		2,882,531		2,908,474
	$	**2,894,048**	$	2,914,279

Approved on behalf of the Board

"James Devonshire" James Devonshire, Director

"Jean Pierre Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest and other	$ **413**	$ 3,862
EXPENSES		
General and administrative	**23,066**	20,650
Professional fees	**5,174**	5,650
Stock exchange and transfer agent	**1,509**	1,321
	29,749	27,621
LOSS BEFORE THE UNDERNOTED	**(29,336)**	(23,759)
Gain on sale of investments	**3,393**	-
NET LOSS	**(25,943)**	(23,759)
DEFICIT, beginning of period	**(5,773,902)**	(5,662,744)
DEFICIT, end of period	$ **(5,799,845)**	$ (5,686,503)
LOSS PER SHARE		
basic and diluted	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE SHARES		
basic and diluted	**27,880,028**	27,755,028

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,		2002		2001
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest and other income received	$	**413**	$	3,862
Cash operating expenses		**(19,531)**		(26,030)
		(19,118)		(22,168)
INVESTING ACTIVITIES				
Mineral property additions		**(13,407)**		(55,442)
Proceeds on sale of investments		**8,093**		-
		(5,314)		(55,442)
DECREASE IN CASH AND CASH EQUIVALENTS		**(24,432)**		(77,610)
CASH AND CASH EQUIVALENTS:				
beginning of period		**176,628**		622,916
end of period	$	**152,196**	$	545,306

Supplementary Information:
No cash was expended on interest or taxes during the periods ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMER 31, 2001

		Labrador	Quebec			Nunavut
2002	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2002	$ 2,367,589	$ 1,952,994	$ 80,893	$ 14,716	$ 60,422	$ 258,564
Geological consulting	5,276	-	500	-	1,576	3,200
Balance December 31, 2002	2,372,865	1,952,994	81,393	14,716	61,998	261,764
Property acquisition costs:						
Balance September 30, 2002	348,355	150,126	142,078	460	3,920	51,771
Costs incurred	1,352	-	-	-	1,352	-
Balance December 31, 2002	349,707	150,126	142,078	460	5,272	51,771
Total mineral properties December 31, 2002	$ 2,722,572	$ 2,103,120	$ 223,471	$ 15,176	$ 67,270	$ 313,535

		Labrador	Quebec			Nunavut
2001	Total	South Voisey Bay	Douay Joutel	Caniapiscau	QC Diamond	Keni
Exploration and development expenditures:						
Balance September 30, 2001	$ 2,074,112	$ 1,946,355	$ 87,243	$ 18,541	$ 21,973	$ -
Geological consulting	16,550	150	-	225	16,175	-
Project field costs and miscellaneous	3,248	1,562	-	1,700	(664)	650
Balance December 31, 2001	2,093,910	1,948,067	87,243	20,466	37,484	650
Property acquisition costs:						
Balance September 30, 2001	292,954	150,126	141,968	460	400	-
Costs incurred	35,430	-	-	-	1,320	34,110
Balance December 31, 2001	328,384	150,126	141,968	460	1,720	34,110
Total mineral properties December 31, 2001	$ 2,422,294	$ 2,098,193	$ 229,211	$ 20,926	$ 39,204	$ 34,760

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Interim financial statements

These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Capital Stock

a) Issued

There were no changes to issued and outstanding common shares during the three months ended December 31, 2002.

b) Stock options and warrants

There were no warrants outstanding at December 31, 2002 or September 30, 2002.

No stock options were granted, exercised or cancelled during the three months ended December 31, 2002.

The following summarizes stock options outstanding at December 31, 2002:

Expiry date	Number of options	Exercise price
April 10, 2006	1,410,000	$0.10
January 6, 2004	250,000	$0.10
May 15, 2007	545,000	$0.12
Total	**2,205,000**	